UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

    (Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2022 and 2021

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and Benefits Committee of the
Dover Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/Insero & Co. CPAs, LLP
Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since 2019.

Rochester, New York
June 21, 2023

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2022	2021
Assets:
Investments:
Investments at fair value	$1,320,035	$1,794,405
Investments at contract value	122,067	—
Total investments	1,442,102	1,794,405
Receivables:
Participant contributions receivable	84	9
Employer contributions receivable	12,691	16,789
Notes receivable from participants	21,838	24,825
Total receivables	34,613	41,623

Total Assets	1,476,715	1,836,028

Liabilities:
Pending securities settlements	3,181	—

Net assets available for benefits	$1,473,534	$1,836,028

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2022
Additions:
Investment loss:
Dividends and interest	$8,424
Net depreciation in investments	(314,003)
Total investment loss	(305,579)

Interest income on notes receivable from participants	876

Contributions:
Participant	70,121
Employer	42,181
Rollovers	9,942
Total contributions	122,244
Total additions	(182,459)

Deductions:
Distributions	(186,856)
Administrative expenses	(1,236)
Total deductions	(188,092)

Decrease in net assets available for benefits prior to transfers	(370,551)

Plan transfers	8,057

Decrease in net assets available for benefits after transfers	(362,494)

Net assets available for benefits:
Beginning of year	1,836,028
End of year	$1,473,534

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the "Plan") provides only general plan-related information. This description reflects the governing terms and conditions which are contained in the written Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The assets of the Plan that are invested in Dover common stock are held in a separate fund ("Dover Stock Fund") which constitutes an Employee Stock Ownership Plan (an "ESOP") as described under certain sections of the Internal Revenue Code ("IRC"), as amended. The Plan gives participants the option to receive cash dividends attributable to the portion of respective account balances held in the Dover Stock Fund. This allows Dover to deduct, for Federal income tax purposes, the dividends paid with respect to the Dover common stock in the Dover Stock Fund, regardless of whether participants actually receive the dividends in cash.

Bank of America, N.A. is the trustee for the Plan and has served in that capacity since September 1, 2020. The trustee has authority from Dover's Benefits Committee (the "Plan Administrator") to purchase and sell securities.

Eligibility

Eligible employees of Dover who have elected to participate in the Plan may make pre-tax deferrals or Roth 401(k) contributions to the Plan. Subsidiaries of Dover that participate in the Plan (each, a "Participating Employer") make matching contributions and may make discretionary profit-sharing contributions and automatic base contributions to the Plan. Generally, all employees of such participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment and Escalation

The Plan has an automatic enrollment feature for all employees. Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally elect to opt-out of the Plan or affirmatively elect to contribute at an alternative rate within thirty days starting at the date of hire. Participants who are automatically enrolled in the Plan will have their deferral amounts automatically increased by 1% annually (up to a maximum of 6%), unless they otherwise elect to opt-out of the automatic increase feature. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects to have contributions invested within any of the other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals and Roth 401(k) contributions from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, participants may elect to defer between 1% to 50% (in whole percentages) of their eligible compensation ("Participant Contribution") to their accounts in the Plan. Participants who have attained the age of 50 by the end of the Plan Year are eligible to make catch-up contributions. The pre-tax deferrals promote retirement savings while lowering current taxable income to participants. Roth 401(k) contributions promote retirement savings by allowing participation on an after-tax basis with tax free distribution of qualified withdrawals. The total amounts of participant pre-tax deferrals, Roth 401(k) contributions and catch-up contributions that participants are allowed to make to the Plan on an annual basis are subject to applicable IRC limits. Each participant also has the right to roll over certain distributions into the Plan from other tax-qualified plans or appropriate individual retirement accounts.

Employer

The Plan allows for a fixed per-payroll matching contribution ("Basic Employer Matching Contribution"). The Basic

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Employer Matching Contribution is generally 100% on the first 1% and 50% on the next 5% of pre-tax deferrals or Roth 401(k) contributions to the Plan. The Basic Employer Matching Contribution formula for employees covered under a collective bargaining agreement may, however, vary between Participating Employers. Basic Employer Matching Contributions may be made in the form of cash or Dover stock.

Generally, in any Plan Year in which a participant does not receive the maximum Basic Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations or changes to individual deferral rates during the Plan Year), the Participating Employers will make an annual true-up matching contribution at the end of the year which allows eligible participants to receive the maximum allowable Basic Employer Matching Contribution to which they are entitled.

In addition to the Basic Employer Matching Contribution, Participating Employers make an annual automatic base contribution equal to the greater of 1% of pay or 750 dollars to employees who are actively employed on the last day of the Plan Year. In general, the annual automatic base contribution is available to participants who are not eligible to participate in the Dover Corporation Pension Plan. A Participating Employer may also elect to make a profit sharing contribution based on a stated formula or a combination of both profit sharing and automatic base contributions.

Vesting

All participants are fully vested immediately with respect to their own pre-tax deferrals, Roth 401(k) contributions, catch-up contributions and Basic Employer Matching Contributions. Generally, the automatic base contributions vest immediately for employees of Participating Employers.

Except for those Participating Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service at a rate of 20% per year. A participant's profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment. Unvested amounts are forfeited and used to offset future employer contributions. At December 31, 2022 and 2021, accumulated forfeited unvested amounts totaled $1,163 and $298, respectively.

Hardship withdrawals are permitted for any participants who are actively employed and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, but may be increased to cover income taxes that the participant is expected to incur on the amount of the withdrawal. In addition to federal tax withholding, hardship withdrawals are generally subject to a 10% excise tax.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55. Distributions may be made payable directly to participants with income taxes withheld, or may be rolled over to another qualified retirement plan or individual retirement account. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock "in-kind" and the remaining fractional share in cash.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The minimum amount that can be borrowed is $1 for each loan. The maximum amount that can be borrowed is the lesser of (i) 50% of the eligible vested account balance, (ii) $50, reduced by the highest outstanding balance of Plan loans during the previous 12 months or (iii) the combined value of the participant's salary reduction account and rollover account. The notes receivable are secured by the balances in the participant's vested accounts and participants repay the notes receivable in full or via payroll deduction. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2022 bear interest at rates between 3.25% and 9.50%. A participant may have up to two outstanding notes receivable at one time and only one of which can be a primary

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

residence loan. The loan repayment period is limited to 59 months for a general purpose loan and 359 months for a loan used to purchase or build a principal residence and repayments must be made in substantially level installments.

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds. Participants who are considered Dover "insiders" may only complete transfers involving Dover stock during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their Plan account in the same manner as other Dover stockholders. The trustee represents those participants who did not exercise voting rights by casting votes on their behalf in the same proportion as the shares of Dover stock in the Plan for which it received voting instructions.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal and audit fees are paid by the trust. Fees or commissions associated with each of the investment options and certain other administrative expenses of the Plan are paid primarily by participants on a quarterly basis as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment securities which are exposed to various risks, including, but not limited to, interest rate, market volatility, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

At December 31, 2022 and 2021, 21.6% and 22.7%, respectively, of the Plan's assets were invested in Dover common stock.

Investment Valuation

The Plan's investments are reported at fair value (see Note 4 — Fair Value Measurements), except for fully benefit-responsive investment contracts, which are reported at contract value (see Note 3 — Investments).

Investment Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Due to timing of settlements, there may be pending transactions as of the financial statement date that result in a receivable or payable to the Plan. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the trustee where they earn the prevailing market rate of interest. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments bought and sold as well as held during the year.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables and interest-bearing cash approximates fair value due to their short-term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deduction and the notes are collateralized by the participants' vested account balances. Interest income is recorded as earned.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions
Refunds of excess participant pre-tax deferral, Roth 401(k) and catch-up contributions may be required to satisfy the relevant nondiscrimination and compliance provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferral was made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover retains the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements during either Plan year presented.

3. Investments

The Plan Administrator periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals.

The Plan offered the following investment fund types during 2022 and 2021:

Dover Stock Fund:
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Mutual funds:
The mutual funds are traded in an active market valued by obtaining quoted prices from nationally recognized securities exchanges. The Plan offers various types of mutual funds with varying levels of risk. Such funds invest in domestic common stock, international stock and bonds.

Collective funds:
The collective funds are valued at their respective Net Asset Value ("NAV") as reported by such trust. The NAV is used as a practical expedient to estimate fair value based on the underlying assets of the trust. The fair value of the underlying assets is obtained by the Plan's trustee from information provided by each fund manager using their respective audited financial statements of the collective trusts at year end. Generally there are no restrictions on redemption of these investments, however, some investments may require an advance written notice to the trustee prior to redemption of trust units.

Dover Stable Value fund:
The Plan’s investment options include a Stable Value Fund, which invests in a diversified portfolio of fully benefit-responsive guaranteed investment contracts ("GICs"), including traditional and constant duration synthetic GICs, mortgage-backed securities and a money market fund. The money market fund and mortgaged-backed securities are held at fair value. The money market fund is included in interest-bearing cash. See Note 4 — Fair Value Measurements. The Dover Stable Value fund was established in 2022 using funds from the Columbia Trust Stable Income Fund which was an investment closed during 2022.

The traditional GICs held by the Plan are guaranteed investment contracts where the contract issuer is contractually obligated to repay the principal on a specified date and interest at a specified interest rate. The crediting rate for traditional GICs is based on a competitive quote by the contract issuer and is fixed until maturity. The constant duration synthetic GICs are wrapper contracts paired with underlying investments which are owned by the Plan. The crediting rate for the constant duration synthetic GICs is based on a formula established by the contract issuer and is variable through maturity. The GICs allow participant-directed transactions to be made at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds.

For both traditional and constant duration synthetic GICs, withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include but are not limited to the following: (1) employer-initiated events which would have a material number of participants leave the Plan; (2) employer communications designed to induce participants to transfer from the fund; (3) a legal regulatory event such as an adverse ruling by a regulatory agency; and (4) changes of qualification status of the employer or the Plan. In such circumstances, fair market value would likely be used to determine payouts to participants. In general, the Plan may terminate the contract and settle at other than contract value due to breach of material obligations under the contract and misrepresentation by the contract holder, failure of the underlying portfolio to conform to the pre-established investment guidelines, or a request by the Plan sponsor to terminate or partially terminate the contract at fair market value. At this time, the Plan does not believe that an event limiting the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract. There were no investments held at contract value as of December 31, 2021.

December 31, 2022
Traditional GICs	$4,295
Constant duration synthetic GICs	117,772
Total	$122,067
4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Interest-bearing cash: Stated at cost, which approximates fair value.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Mortgage-backed securities: These investments are valued using the market approach, in which a security's value is determined through reference to prices and information from market transactions for similar or identical assets.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held as of December 31, 2022 or 2021 or during the year ended December 31, 2022.

Below are the Plan's financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2022 and 2021:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$318,837	$—	$—	$318,837
Mutual fund	51,739	—	—	51,739
Interest-bearing cash	6,443	—	—	6,443
Mortgage-backed securities	—	3,181	—	3,181
Total investments in the fair value hierarchy	377,019	3,181	—	380,200
Investments measured at net asset value*
Collective funds	—	—	—	939,835
Total investments at fair value	$377,019	$3,181	$—	$1,320,035

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$416,599	$—	$—	$416,599
Mutual funds	370,198	—	—	370,198
Interest-bearing cash	1,046	—	—	1,046
Total investments in the fair value hierarchy	787,843	—	—	787,843
Investments measured at net asset value*
Collective funds	—	—	—	1,006,562
Total investments at fair value	$787,843	$—	$—	$1,794,405
* In accordance with Subtopic 820-10, certain investments that are measured using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

5. Related Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover. As the Plan sponsor, Dover is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are interest-bearing cash managed by the trustee or companies owned by the trustee that qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Dover and no such employee receives compensation from the Plan. Other expenses relating to the Plan, including certain legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested, or as an offset to investment earnings.

At December 31, 2022 and 2021, the Plan held 2,240 and 2,182 shares of Dover stock, respectively. Dividends received by the Plan on these shares totaled $4,434 for the year ended December 31, 2022. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan obtained its latest determination letter on April 28, 2015, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Dover believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Dover believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.

7. Plan Transfers

On February 1, 2022, assets amounting to $7,120 were transferred into the Plan as a result of the legal plan merger of the Innovative Control Systems 401(k) Plan. On February 3, 2022, assets amounting to $742 were transferred into the Plan as a result of the legal plan merger of the Blue Bite, LLC Retirement Saving Plan. On February 9, 2022, assets amounting to $195 were transferred into the Plan as a result of the legal plan merger of the CDS Visual Inc. 401(k) Profit Sharing Plan & Trust. Employees of all plans began participating in the Plan effective January 1, 2022.

8. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and changes in net assets available for benefits as presented in these financial statements to the balances per Form 5500:

As of December 31, 2022
Net assets available for plan benefits per the financial statements	$1,473,534
Adjustment from contract value to fair value for fully benefit-responsive GICs	(8,278)
Net assets available for plan benefits per the Form 5500	$1,465,256

For the Year Ended December 31, 2022
Decrease in net assets available for benefits prior to transfers per the financial statements	$(370,551)
Adjustment from contract value to fair value for fully benefit-responsive GICs	(8,278)
Decrease in net assets available for benefits per the Form 5500	$(378,829)

There were no investments held at contract value as of December 31, 2021.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

9. Subsequent Events

On January 3, 2023, assets were transferred into the Plan from the legal plan mergers of the Engineered Controls International, LLC Retirement Plan, the Acme Cryogenics, Inc. Employees 401(k) Plan and the Malema Engineering Corporation 401(k) Plan. Plan assets transferred were $37,419, $14,155 and $2,062 respectively. Employees of these plans began participating in the Plan effective January 1, 2023.

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2022
(in thousands)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	Interest-bearing cash:
*	Merrill Lynch Bank	Deposit program	$1,180
	Columbia	Money market funds	5,263
		Total interest-bearing cash	6,443

	Stock fund:
*	Dover Corporation	Dover Stock Fund	318,837

	Mutual fund:
	Vanguard	Small Cap Index Fund Institutional	51,739

	Collective funds:
	Aristotle	Small-Mid Cap Equity Collective Trust B	17,595
	GQG	GQG Partners Intl Eqty CL C	27,300
	T. Rowe	Structured Research Common Trust Fund Class C	134,808
	Vanguard	Target Retirement Income Trust I	26,208
	Vanguard	Target Retirement 2020 Trust I	33,322
	Vanguard	Target Retirement 2025 Trust I	59,597
	Vanguard	Target Retirement 2030 Trust I	112,640
	Vanguard	Target Retirement 2035 Trust I	54,036
	Vanguard	Target Retirement 2040 Trust I	82,085
	Vanguard	Target Retirement 2045 Trust I	32,755
	Vanguard	Target Retirement 2050 Trust I	27,924
	Vanguard	Target Retirement 2055 Trust I	21,311
	Vanguard	Target Retirement 2060 Trust I	12,150
	Vanguard	Target Retirement 2065 Trust I	3,902
	Vanguard	Vanguard Institutional Index 500	136,818
	Vanguard	Vanguard Institutional Extended Market Index	25,592
	Vanguard	Vanguard Total Bond Market Index	36,182
	Vanguard	Vanguard Total Institutional Stock Market Index	33,756
	Prudential	Prudential Core Plus Bond 6	30,125
	William Blair	Small-Mid Cap Growth CIT	31,729
		Total collective funds	939,835

	Dover stable value fund:
	Mortgage-backed securities:
	UMBS 15YR TBA(REG B)	2.50% - 01/17/2038 - 350	320
	UMBS 15YR TBA(REG B)	4.00% - 01/17/2038 - 2,375	2,315
	UMBS 15YR TBA(REG B)	4.50% - 01/17/2038 - 550	546
		Total mortgage-backed securities	3,181

	Fully benefit-responsive investment contracts:
**	Principal Life	Traditional guaranteed investment contract	1,218
**	United of Omaha	Traditional guaranteed investment contract	638

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
**	United of Omaha	Traditional guaranteed investment contract	1,219
**	United of Omaha	Traditional guaranteed investment contract	1,220
	AT&T INC	4.35% - 03/01/2029 - 400	381
	ABBVIE INC	3.60% - 05/14/2025 - 400	388
	ACE INA HOLDINGS INC	3.35% - 05/03/2026 - 425	407
	AMERICAN EXPRESS COMPANY	5.85% - 11/05/2027 - 500	519
	AMERICAN INTERNATIONAL GR	3.90% - 04/01/2026 - 101	98
	AMERICAN TOWER CORPORATIO	3.55% - 07/15/2027 - 325	301
	AMCAR_21-3	0.76% - 08/18/2026 - 345	328
	COLUMBIA TR MM FUND ZERO	Money market	5,154
	AMGEN INC	4.05% - 08/18/2029 - 400	375
	AXIS_21-1A	0.75% - 11/20/2026 - 300	289
	ANHEUSER-BUSCH INBEV WORL	4.00% - 04/13/2028 - 300	286
	ANTHEM INC	1.50% - 03/15/2026 - 180	162
	APPLE INC	1.20% - 02/08/2028 - 500	425
	ASTRAZENECA FINANCE LLC	1.20% - 05/28/2026 - 310	276
	BAE SYSTEMS HOLDINGS INC	3.85% - 12/15/2025 - 205	198
*	BANK OF AMERICA CORP	4.95% - 07/22/2028 - 1,200	1,173
	BACM_16-UB10	3.02% - 07/15/2049 - 263	252
	BANK OF MONTREAL	4.70% - 09/14/2027 - 550	544
	BANK OF NEW YORK MELLON C	3.99% - 06/13/2028 - 575	550
	BANK OF NOVA SCOTIA	1.30% - 09/15/2026 - 625	547
	BECTON DICKINSON AND COMP	3.70% - 06/06/2027 - 340	322
	BMARK_19-B9	3.02% - 03/15/2052 - 12	12
	BERKSHIRE HATHAWAY ENERGY	3.50% - 02/01/2025 - 300	294
	BERKSHIRE HATHAWAY FINANC	2.30% - 03/15/2027 - 300	277
	BP CAPITAL MARKETS AMERIC	3.94% - 09/21/2028 - 500	478
	BRISTOL-MYERS SQUIBB CO	2.90% - 07/26/2024 - 70	68
	BRISTOL-MYERS SQUIBB CO	1.13% - 11/13/2027 - 450	385
	CCG_19-2	2.11% - 03/15/2027 - 3	3
	CCG_21-1	0.30% - 06/14/2027 - 73	70
	CCG_21-2	0.54% - 03/14/2029 - 95	91
	CFCRE_16-C4	3.09% - 05/10/2058 - 79	76
	CFCRE_17-C8	3.37% - 06/15/2050 - 56	54
	CIGNA CORP	3.40% - 03/01/2027 - 350	328
	CMS ENERGY CORPORATION	3.88% - 03/01/2024 - 275	269
	COMM_14-CR16	4.05% - 04/10/2047 - 925	896
	COMM_14-LC17	3.62% - 10/10/2047 - 97	95
	COMM_14-LC17	3.92% - 10/10/2047 - 785	761
	COMM_14-UBS6	3.39% - 12/10/2047 - 40	39
	COMM_15-CR22	3.31% - 03/10/2048 - 50	47
	COMM_16-COR1	2.97% - 10/10/2049 - 84	80
	COMM_18-COR3	4.18% - 05/10/2051 - 650	624
	CSAIL_19-C16	3.14% - 06/15/2052 - 55	50
	CNH_21-C	0.81% - 12/15/2026 - 445	422
	COMM_13-CR8	3.61% - 06/10/2046 - 366	363
	COMM_13-CR9	3.83% - 07/10/2045 - 25	25
	COMM_13-LC13	3.77% - 08/10/2046 - 40	40
	COMM_13-CR11	4.26% - 08/10/2050 - 1,010	994
	CSAIL_15-C1	3.35% - 04/15/2050 - 246	240

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	COMM_13-CR13	3.71% - 11/10/2046 - 4	4
	COMM_14-CR14	3.15% - 02/10/2047 - 122	121
	COMM_14-CR18	3.45% - 07/15/2047 - 11	11
	CSAIL_16-C7	3.31% - 11/15/2049 - 340	327
	CSX CORPORATION	3.80% - 03/01/2028 - 350	334
	CNH_21-B	0.44% - 08/17/2026 - 424	401
	CVS HEALTH CORP	1.30% - 08/21/2027 - 440	373
	CANADIAN IMPERIAL BANK OF	0.84% - 09/13/2023 - 450	450
	CARMX_21-1	0.34% - 12/15/2025 - 237	230
	CARMX_22-4	5.34% - 08/16/2027 - 550	555
	CARRIER GLOBAL CORP	2.49% - 02/15/2027 - 325	293
	CRVNA_20-P1	0.61% - 10/08/2026 - 490	454
	CRVNA_21-N1	0.70% - 01/10/2028 - 160	149
	CRVNA_21-N4	1.80% - 09/11/2028 - 525	476
	CRVNA_21-P4	1.31% - 01/11/2027 - 995	926
	CRVNA_22-P1	3.35% - 02/10/2027 - 330	317
	CATERPILLAR FINANCIAL SER	3.60% - 08/12/2027 - 450	430
	CNP_12-1	3.03% - 10/15/2025 - 254	248
	CGCMT_16-C1	3.00% - 05/10/2049 - 263	252
	CITIGROUP INC	4.60% - 03/09/2026 - 805	792
	CGCMT_14-GC25	3.64% - 10/10/2047 - 310	298
	CGCMT_16-P5	2.84% - 10/10/2049 - 147	140
	CITIGROUP INC	2.01% - 01/25/2026 - 175	162
	COMCAST CORPORATION	5.35% - 11/15/2027 - 475	486
	COREBRIDGE FINANCIAL INC	3.65% - 04/05/2027 - 400	373
	CAALT_20-3A	1.24% - 10/15/2029 - 232	227
	DLL_19-DA1	2.92% - 04/20/2027 - 141	140
	DLL_19-MT3	2.15% - 09/21/2026 - 4	4
	DLLAA_21-1A	0.36% - 05/17/2024 - 19	19
	DLLST_22-1A	3.40% - 01/21/2025 - 125	122
	DLLMT_21-1A	1.00% - 07/21/2025 - 630	597
	JOHN DEERE CAPITAL CORP	1.50% - 03/06/2028 - 500	428
	DEUTSCHE TELEKOM INTERNAT	2.49% - 09/19/2023 - 155	152
	DIAGEO CAPITAL PLC	5.30% - 10/24/2027 - 400	409
	WALT DISNEY COMPANY (THE)	1.75% - 01/13/2026 - 475	435
	DOMINION RESOURCES INC	3.90% - 10/01/2025 - 375	366
	DOW CHEMICAL COMPANY (THE	4.80% - 11/30/2028 - 275	271
	DOWDUPONT INC	4.49% - 11/15/2025 - 275	271
	DUKE ENERGY CORP	4.30% - 03/15/2028 - 400	386
	ERAC USA FINANCE LLC	3.80% - 11/01/2025 - 290	277
	ENTERPRISE PRODUCTS OPERA	3.90% - 02/15/2024 - 180	177
	ENTERPRISE PRODUCTS OPERA	3.75% - 02/15/2025 - 70	68
	OSCAR_21-2A	0.86% - 09/10/2025 - 535	504
	EVERSOURCE ENERGY	3.30% - 01/15/2028 - 385	355
	EXELON CORPORATION	2.75% - 03/15/2027 - 410	377
	FGOLD 30YR	6.50% - 03/01/2032 - 7	7
	FGOLD 30YR GIANT	4.00% - 12/01/2042 - 18	17
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 5	5
	FGOLD 15YR GIANT	5.00% - 03/01/2025 - 9	10
	FGOLD 15YR GIANT	4.00% - 01/01/2025 - 0	0
	FGOLD 15YR GIANT	4.00% - 04/01/2026 - 1	1

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FGOLD 15YR GIANT	3.50% - 08/01/2029 - 16	16
	FGOLD 15YR GIANT	3.50% - 09/01/2029 - 5	5
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 3	3
	FGOLD 15YR GIANT	4.00% - 07/01/2026 - 2	2
	FGOLD 15YR GIANT	4.00% - 06/01/2026 - 1	1
	FGOLD 15YR GIANT	4.00% - 10/01/2025 - 1	1
	FGOLD 15YR GIANT	3.50% - 05/01/2027 - 1	1
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 1	1
	FGOLD 15YR GIANT	4.00% - 05/01/2026 - 7	7
	FGOLD 15YR GIANT	4.00% - 07/01/2026 - 2	2
	FGOLD 15YR GIANT	3.50% - 01/01/2027 - 26	26
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR GIANT	3.50% - 01/01/2029 - 2	2
	FGOLD 15YR GIANT	3.50% - 11/01/2029 - 2	2
	FGOLD 15YR GIANT	3.50% - 08/01/2032 - 3	2
	FGOLD 30YR GIANT	3.50% - 03/01/2045 - 6	6
	FGOLD 30YR GIANT	4.00% - 03/01/2045 - 4	4
	FGOLD 30YR GIANT	4.00% - 02/01/2045 - 3	3
	FGOLD 30YR GIANT	3.50% - 09/01/2045 - 5	4
	FGOLD 30YR GIANT	3.50% - 06/01/2045 - 10	9
	FGOLD 30YR GIANT	3.50% - 12/01/2045 - 10	9
	FGOLD 30YR GIANT	3.50% - 06/01/2046 - 7	7
	FGOLD 30YR GIANT	3.50% - 08/01/2046 - 16	15
	FGOLD 15YR GIANT	4.00% - 07/01/2024 - 0	0
	FGOLD 15YR GIANT	4.00% - 06/01/2025 - 1	1
	FGOLD 15YR GIANT	4.00% - 03/01/2025 - 1	1
	FGOLD 15YR GIANT	3.50% - 03/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 11/01/2025 - 6	6
	FGOLD 15YR GIANT	3.50% - 06/01/2026 - 4	4
	FGOLD 15YR GIANT	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR GIANT	3.50% - 08/01/2026 - 8	8
	FGOLD 15YR GIANT	3.50% - 09/01/2026 - 9	9
	FGOLD 15YR GIANT	3.50% - 04/01/2027 - 2	2
	FGOLD 15YR GIANT	3.50% - 03/01/2029 - 1	1
	FGOLD 15YR GIANT	3.50% - 10/01/2028 - 1	1
	FGOLD 15YR GIANT	3.50% - 08/01/2029 - 26	25
	FGOLD 15YR GIANT	3.50% - 11/01/2029 - 40	39
	FGOLD 15YR GIANT	3.50% - 04/01/2030 - 2	2
	FGOLD 15YR GIANT	3.00% - 05/01/2031 - 32	30
	FGOLD 15YR GIANT	3.50% - 08/01/2033 - 24	23
	FGOLD 15YR GIANT	3.00% - 09/01/2033 - 25	23
	FGOLD 15YR GIANT	3.50% - 12/01/2033 - 34	33
	FGOLD 15YR	4.00% - 07/01/2025 - 4	4
	FGOLD 15YR	4.00% - 07/01/2025 - 1	1
	FGOLD 15YR	4.00% - 03/01/2025 - 1	1
	FGOLD 15YR	4.00% - 02/01/2025 - 2	2
	FGOLD 15YR	4.00% - 04/01/2025 - 0	0
	FGOLD 15YR	4.00% - 06/01/2025 - 1	1
	FGOLD 15YR	3.50% - 11/01/2025 - 3	3
	FGOLD 15YR	3.50% - 11/01/2025 - 0	0
	FGOLD 15YR	3.50% - 12/01/2025 - 1	1

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FGOLD 15YR	3.50% - 08/01/2025 - 2	2
	FGOLD 15YR	3.50% - 10/01/2025 - 3	3
	FGOLD 15YR	3.50% - 10/01/2025 - 2	2
	FGOLD 15YR	3.50% - 10/01/2025 - 0	0
	FGOLD 15YR	3.50% - 11/01/2025 - 2	2
	FGOLD 15YR	3.50% - 11/01/2025 - 1	1
	FGOLD 15YR	3.50% - 11/01/2025 - 1	1
	FGOLD 15YR	3.50% - 11/01/2025 - 2	2
	FGOLD 15YR	3.50% - 12/01/2025 - 2	2
	FGOLD 15YR	3.50% - 12/01/2025 - 1	1
	FGOLD 15YR	3.50% - 12/01/2025 - 3	3
	FGOLD 15YR	3.50% - 02/01/2026 - 6	6
	FGOLD 15YR	4.00% - 03/01/2026 - 3	3
	FGOLD 15YR	3.50% - 01/01/2026 - 2	2
	FGOLD 15YR	3.50% - 03/01/2026 - 3	3
	FGOLD 15YR	3.50% - 03/01/2026 - 5	5
	FGOLD 15YR	4.00% - 03/01/2026 - 2	2
	FGOLD 15YR	3.50% - 03/01/2026 - 3	3
	FGOLD 15YR	3.50% - 04/01/2026 - 1	1
	FGOLD 15YR	4.00% - 05/01/2026 - 1	1
	FGOLD 15YR	3.50% - 04/01/2026 - 1	1
	FGOLD 15YR	3.50% - 08/01/2026 - 3	3
	FGOLD 15YR	3.50% - 06/01/2026 - 4	3
	FGOLD 15YR	3.50% - 06/01/2026 - 1	1
	FGOLD 15YR	4.00% - 06/01/2026 - 18	17
	FGOLD 15YR	3.50% - 07/01/2026 - 0	0
	FGOLD 15YR	3.50% - 07/01/2026 - 1	1
	FGOLD 15YR	3.50% - 08/01/2026 - 1	1
	FGOLD 15YR	3.50% - 07/01/2026 - 4	4
	FGOLD 15YR	3.50% - 07/01/2026 - 3	3
	FGOLD 15YR	3.50% - 08/01/2026 - 3	3
	FGOLD 15YR	3.50% - 08/01/2026 - 0	0
	FGOLD 15YR	3.50% - 08/01/2026 - 4	4
	FGOLD 15YR	3.50% - 09/01/2026 - 8	7
	FGOLD 15YR	3.50% - 09/01/2026 - 1	1
	FGOLD 15YR	3.00% - 09/01/2026 - 1	1
	FGOLD 15YR	3.00% - 02/01/2027 - 1	1
	FGOLD 15YR	3.00% - 12/01/2026 - 0	0
	FGOLD 15YR	3.50% - 01/01/2027 - 0	0
	FGOLD 15YR	3.50% - 03/01/2027 - 8	8
	FGOLD 15YR	4.00% - 06/01/2025 - 1	1
	FGOLD 15YR	4.00% - 07/01/2025 - 1	1
	FGOLD 15YR	4.00% - 08/01/2025 - 2	2
	FGOLD 15YR	4.00% - 09/01/2025 - 0	0
	FGOLD 15YR	3.50% - 10/01/2025 - 14	14
	FGOLD 15YR	3.50% - 11/01/2025 - 4	4
	FGOLD 15YR	3.50% - 12/01/2025 - 4	3
	FGOLD 15YR	3.50% - 06/01/2026 - 4	4
	FGOLD 15YR	3.50% - 05/01/2026 - 16	16
	FGOLD 15YR	3.50% - 06/01/2026 - 2	2
	FGOLD 15YR	3.50% - 07/01/2026 - 7	7

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FGOLD 15YR	3.50% - 10/01/2026 - 2	2
	FGOLD 15YR	3.50% - 09/01/2026 - 6	6
	FGOLD 15YR	3.50% - 05/01/2032 - 10	10
	FGOLD 15YR	3.00% - 07/01/2032 - 5	4
	FGOLD 15YR	3.00% - 01/01/2033 - 92	88
	FGOLD 15YR	3.00% - 03/01/2033 - 47	45
	FHLB	2.88% - 06/14/2024 - 2,500	2,430
	FHLB	3.00% - 03/12/2027 - 50	48
	FHLB	2.13% - 12/11/2026 - 300	277
	FHLB	3.13% - 09/12/2025 - 20	19
	FHLB	1.25% - 12/21/2026 - 1,780	1,589
	FHLMC 15YR UMBS MIRROR	3.00% - 03/01/2031 - 152	146
	FHLMC 15YR UMBS MIRROR	3.00% - 01/01/2033 - 120	114
	FHLMC 15YR UMBS MIRROR	2.50% - 04/01/2030 - 22	21
	FHLMC 15YR UMBS MIRROR	2.50% - 11/01/2032 - 144	135
	FHLMC 15YR UMBS MIRROR	2.50% - 07/01/2032 - 9	9
	FHLMC 15YR UMBS MIRROR	2.50% - 05/01/2033 - 143	132
	FHLMC 15YR UMBS MIRROR	3.00% - 04/01/2034 - 41	38
	FHLMC 15YR UMBS SUPER	3.00% - 01/01/2034 - 42	40
	FHLMC 15YR UMBS SUPER	3.00% - 08/01/2034 - 26	24
	FHLMC 15YR UMBS SUPER	2.50% - 08/01/2034 - 77	71
	FHLMC 15YR UMBS SUPER	2.50% - 10/01/2034 - 14	13
	FHLMC 15YR UMBS SUPER	2.00% - 06/01/2035 - 268	240
	FHLMC 15YR UMBS SUPER	2.00% - 09/01/2035 - 57	51
	FHLMC 15YR UMBS SUPER	2.00% - 10/01/2035 - 61	54
	FHLMC GOLD 30YR	3.50% - 03/01/2045 - 11	10
	FHLMC GOLD 30YR	3.50% - 05/01/2046 - 5	5
	FFCB	0.55% - 11/24/2023 - 720	692
	FHLMC 15YR UMBS	3.00% - 12/01/2034 - 44	41
	FHLMC 15YR UMBS	3.00% - 12/01/2034 - 34	32
	FHLMC 15YR UMBS	2.00% - 08/01/2035 - 54	48
	FHLMC 15YR UMBS	2.00% - 08/01/2035 - 81	73
	FNMA	2.88% - 09/12/2023 - 4,000	3,945
	FNMA 30YR	5.00% - 08/01/2034 - 10	10
	FHLMC_K030	3.25% - 04/25/2023 - 151	151
	FHLMC_K031	3.30% - 04/25/2023 - 473	470
	FHLMC_K032	3.31% - 05/25/2023 - 84	83
	FHLMC_K037	2.59% - 04/25/2023 - 2	2
	FHLMC_K038	3.39% - 03/25/2024 - 450	440
	FHLMC_K041	3.17% - 10/25/2024 - 55	53
	FHLMC_K047	3.33% - 05/25/2025 - 1,240	1,201
	FHLMC_K050	2.80% - 01/25/2025 - 55	53
	FHLMC_K052	3.15% - 11/25/2025 - 85	82
	FHLMC_K054	2.30% - 01/25/2025 - 9	9
	FHLMC_K060	3.30% - 10/25/2026 - 295	282
	FHLMC REFERENCE NOTE	1.50% - 02/12/2025 - 40	38
	FHLMC REFERENCE NOTE	0.25% - 08/24/2023 - 655	636
	FHMS_17-K066	2.80% - 12/25/2026 - 221	212
	FHLMC_K731	3.60% - 02/25/2025 - 99	96
	FHLMC_K736	1.90% - 06/25/2025 - 45	44
	FNMA 30YR	7.00% - 09/01/2031 - 1	1

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR	3.50% - 01/01/2026 - 2	2
	FNMA 15YR	3.50% - 01/01/2026 - 5	4
	FNMA 15YR	3.50% - 02/01/2026 - 3	2
	FNMA 15YR	3.50% - 02/01/2026 - 16	16
	FNMA 15YR	3.50% - 02/01/2026 - 10	10
	FNMA 15YR	4.00% - 03/01/2026 - 2	2
	FNMA 15YR	4.00% - 05/01/2026 - 0	0
	FNMA 15YR	3.50% - 09/01/2026 - 0	0
	FNMA 15YR	3.50% - 10/01/2026 - 2	2
	FNMA 15YR	4.50% - 06/01/2026 - 3	3
	FNMA 15YR	3.50% - 08/01/2026 - 8	8
	FNMA 15YR	3.50% - 08/01/2026 - 14	14
	FNMA 15YR	3.50% - 09/01/2026 - 3	3
	FNMA 15YR	3.50% - 10/01/2026 - 31	30
	FNMA 15YR	3.50% - 11/01/2026 - 1	1
	FNMA 30YR	4.00% - 12/01/2041 - 8	8
	FNMA 15YR	3.50% - 01/01/2027 - 23	23
	FNMA 15YR	4.00% - 11/01/2026 - 12	11
	FNMA 15YR	3.50% - 01/01/2027 - 23	23
	FNMA 15YR	5.00% - 09/01/2025 - 0	0
	FNMA 15YR	3.50% - 08/01/2027 - 10	10
	FNMA 15YR	3.50% - 11/01/2027 - 3	3
	FNMA 15YR	3.50% - 06/01/2027 - 12	12
	FNMA 30YR	4.50% - 10/01/2043 - 8	8
	FNMA 15YR	4.00% - 01/01/2029 - 8	8
	FNMA 15YR	4.00% - 01/01/2029 - 8	8
	FNMA 15YR	4.00% - 01/01/2029 - 8	8
	FNMA 15YR	4.00% - 01/01/2029 - 7	7
	FNMA 15YR	3.50% - 10/01/2029 - 9	9
	FNMA 15YR	3.50% - 04/01/2030 - 14	14
	FNMA 15YR	3.00% - 09/01/2031 - 4	4
	FNMA 15YR	3.00% - 11/01/2031 - 2	2
	FNMA 15YR	3.50% - 06/01/2030 - 63	62
	FNMA 15YR	3.50% - 02/01/2031 - 26	26
	FNMA 15YR	3.50% - 10/01/2028 - 51	49
	FNMA 15YR	3.50% - 11/01/2028 - 11	10
	FNMA 15YR	3.50% - 12/01/2028 - 3	3
	FNMA 15YR	3.50% - 06/01/2029 - 24	23
	FNMA 15YR	3.50% - 08/01/2029 - 3	3
	FNMA 30YR	4.00% - 08/01/2044 - 21	21
	FNMA 15YR	3.50% - 09/01/2029 - 6	6
	FNMA 30YR	4.00% - 10/01/2044 - 8	8
	FNMA 15YR	3.00% - 07/01/2030 - 7	7
	FNMA 30YR	3.50% - 06/01/2045 - 10	9
	FNMA 30YR	3.50% - 11/01/2045 - 27	25
	FNMA 15YR	3.00% - 10/01/2030 - 46	44
	FNMA 15YR	3.00% - 10/01/2030 - 2	2
	FNMA 30YR	4.00% - 10/01/2045 - 2	2
	FNMA 30YR	3.50% - 01/01/2046 - 9	8
	FNMA 15YR	3.00% - 02/01/2031 - 23	22
	FNMA 15YR	3.00% - 04/01/2031 - 30	28

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR	2.00% - 02/01/2032 - 53	48
	FNMA 15YR	3.50% - 08/01/2026 - 5	5
	FNMA 15YR	3.50% - 01/01/2029 - 3	3
	FNMA 15YR	3.50% - 02/01/2029 - 24	23
	FNMA 15YR	3.00% - 07/01/2029 - 10	9
	FNMA 15YR	3.50% - 07/01/2029 - 32	31
	FNMA 15YR	3.50% - 01/01/2027 - 15	15
	FNMA 15YR	3.50% - 08/01/2029 - 6	6
	FNMA 15YR	3.00% - 09/01/2029 - 51	49
	FNMA 15YR	3.00% - 02/01/2030 - 22	21
	FNMA 15YR	3.50% - 12/01/2029 - 7	7
	FNMA 15YR	3.00% - 09/01/2030 - 27	25
	FNMA 15YR	3.00% - 10/01/2030 - 8	7
	FNMA 30YR	5.50% - 10/01/2032 - 3	3
	FNMA_03-W11	4.72% - 06/25/2033 - 1	1
	FNMA 30YR	5.50% - 03/01/2033 - 16	16
	FNMA 30YR	5.50% - 03/01/2033 - 4	4
	FNMA 30YR	5.50% - 08/01/2033 - 1	1
	FNMA 10/1 HYBRID ARM	4.23% - 11/01/2033 - 4	4
	FNMA 30YR	5.00% - 03/01/2036 - 6	6
	FNMA 10/1 HYBRID ARM	4.07% - 12/01/2033 - 1	1
	FNMA 30YR	5.50% - 02/01/2029 - 6	6
	FNMA 10/1 HYBRID ARM	3.71% - 10/01/2034 - 3	3
	FNMA 15YR	3.00% - 11/01/2030 - 34	32
	FNMA 30YR	3.50% - 12/01/2045 - 8	7
	FNMA 15YR	3.00% - 03/01/2031 - 48	46
	FNMA 15YR	3.00% - 04/01/2031 - 41	39
	FNMA 30YR	3.50% - 03/01/2046 - 2	2
	FNMA 30YR	3.50% - 12/01/2045 - 3	2
	FNMA 30YR	3.50% - 03/01/2046 - 4	3
	FNMA 15YR	3.00% - 03/01/2031 - 43	41
	FNMA 30YR	4.00% - 03/01/2047 - 32	31
	FNMA 15YR	3.00% - 03/01/2032 - 5	4
	FNMA 15YR	3.00% - 04/01/2032 - 69	65
	FNMA 15YR	3.00% - 04/01/2032 - 37	35
	FNMA 15YR	3.00% - 06/01/2032 - 6	6
	FNMA 15YR	3.00% - 07/01/2032 - 56	53
	FNMA 15YR	3.00% - 09/01/2032 - 89	85
	FNMA 15YR	3.50% - 11/01/2032 - 44	43
	FNMA 15YR UMBS	2.50% - 12/01/2034 - 49	45
	FNMA 15YR UMBS	2.50% - 02/01/2035 - 125	115
	FNMA 15YR	3.50% - 02/01/2032 - 125	122
	FNMA 15YR	3.00% - 04/01/2032 - 124	119
	FNMA 15YR	3.00% - 12/01/2033 - 5	4
	FNMA 15YR	3.00% - 02/01/2034 - 32	30
	FNMA 15YR UMBS	2.50% - 08/01/2034 - 444	408
	FNMA 15YR UMBS SUPER	2.00% - 07/01/2035 - 42	38
	FNMA 15YR UMBS SUPER	2.00% - 08/01/2035 - 335	299
	FNMA 15YR UMBS SUPER	2.00% - 09/01/2035 - 153	136
	FNMA 15YR	5.00% - 07/01/2025 - 2	2
	FNMA 15YR	3.50% - 10/01/2025 - 9	9

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR	3.50% - 10/01/2026 - 0	0
	FNMA 15YR	3.50% - 03/01/2026 - 5	5
	FNMA 15YR	3.00% - 02/01/2031 - 39	38
	FNMA 15YR	5.00% - 03/01/2024 - 0	0
	FNMA 15YR	4.50% - 02/01/2025 - 1	1
	FNMA 15YR	5.00% - 04/01/2023 - 0	0
	FNMA 15YR	5.00% - 06/01/2023 - 0	0
	FNMA 15YR	5.00% - 12/01/2023 - 1	1
	FNMA 15YR	5.00% - 12/01/2023 - 0	0
	FNMA 15YR	5.00% - 02/01/2023 - 0	0
	FNMA 15YR	5.00% - 07/01/2023 - 0	0
	FNMA 15YR	5.00% - 06/01/2023 - 0	0
	FNMA 15YR	5.00% - 07/01/2023 - 0	0
	FNMA 15YR	5.00% - 12/01/2023 - 0	0
	FNMA 15YR	5.00% - 11/01/2023 - 0	0
	FNMA 15YR	4.50% - 03/01/2024 - 0	0
	FNMA 15YR	3.50% - 11/01/2025 - 1	1
	FNMA 15YR	3.50% - 11/01/2025 - 5	5
	FNMA 15YR	4.00% - 06/01/2025 - 0	0
	FNMA 15YR	4.00% - 07/01/2025 - 3	3
	FNMA 15YR	4.00% - 08/01/2025 - 1	1
	FNMA 15YR	3.50% - 01/01/2026 - 5	5
	FNMA 15YR	3.50% - 01/01/2026 - 1	1
	FNMA 15YR	3.50% - 02/01/2026 - 22	21
	FNMA 15YR	3.50% - 04/01/2026 - 3	3
	FNMA 15YR	3.50% - 08/01/2026 - 2	2
	FNMA 15YR	3.50% - 11/01/2026 - 1	1
	FNMA 15YR	5.00% - 08/01/2024 - 0	0
	FNMA 15YR	4.50% - 12/01/2024 - 1	1
	FNMA 15YR	4.50% - 02/01/2025 - 2	2
	FNMA 15YR	4.50% - 04/01/2025 - 2	2
	FNMA 15YR	3.00% - 05/01/2031 - 42	40
	FNMA 15YR	3.00% - 10/01/2033 - 36	34
	FNMA 15YR	3.00% - 01/01/2034 - 6	6
	FNMA 15YR	3.00% - 08/01/2031 - 49	47
	FNMA 15YR	3.00% - 11/01/2031 - 46	44
	FNMA 15YR	3.00% - 01/01/2032 - 40	38
	FNMA 30YR	4.00% - 08/01/2047 - 17	16
	FNMA 15YR	2.50% - 02/01/2033 - 157	146
	FNMA 15YR	3.00% - 09/01/2033 - 157	147
	FNMA 15YR	3.50% - 09/01/2033 - 19	19
	FNMA 30YR	3.50% - 04/01/2049 - 7	6
	FNMA 15YR	3.00% - 06/01/2034 - 22	21
	FNMA 15YR UMBS	3.00% - 08/01/2034 - 108	101
	FNMA 30YR UMBS	3.50% - 08/01/2049 - 28	26
	FNMA 15YR UMBS	2.50% - 09/01/2034 - 57	52
	FNMA 15YR UMBS	2.50% - 10/01/2034 - 63	58
	FNMA 15YR UMBS	2.50% - 12/01/2034 - 305	281
	FNMA 15YR UMBS	3.00% - 12/01/2034 - 25	24
	FNMA 15YR UMBS	2.00% - 06/01/2035 - 18	16
	FNMA 15YR UMBS	2.00% - 07/01/2035 - 150	133

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	FNMA 15YR UMBS	2.50% - 07/01/2035 - 239	219
	FNMA 15YR UMBS	2.50% - 08/01/2035 - 118	108
	FNMA 15YR	4.00% - 04/01/2025 - 3	3
	FNMA 15YR	4.00% - 05/01/2025 - 1	1
	FNMA 15YR	4.00% - 06/01/2025 - 2	2
	FNMA 15YR	3.50% - 12/01/2025 - 1	1
	FNMA 15YR	3.50% - 08/01/2025 - 4	4
	FNMA 15YR	3.50% - 09/01/2025 - 1	1
	FNMA 15YR	3.50% - 10/01/2025 - 3	3
	FNMA 15YR	3.50% - 11/01/2025 - 9	8
	FNMA 15YR	3.50% - 10/01/2025 - 7	7
	FNMA 15YR	3.50% - 11/01/2025 - 2	2
	FNMA 15YR	3.50% - 12/01/2025 - 12	12
	FORDO_22-A	1.29% - 06/15/2026 - 165	157
	FORDL_22-A	3.23% - 05/15/2025 - 120	118
	FORDF_19-4	2.44% - 09/15/2026 - 1,340	1,283
	FORDF_20-1	0.70% - 09/15/2025 - 1,095	1,060
	FORDF_20-2	1.06% - 09/15/2027 - 1,535	1,381
	FORDR_20-1	2.04% - 08/15/2031 - 400	377
	FORDR_19-1	3.52% - 07/15/2030 - 540	530
	GNMA2 30YR	3.50% - 04/20/2047 - 31	29
	GNMA2 30YR	3.50% - 07/20/2046 - 30	28
	GNMA2 30YR	3.50% - 01/20/2047 - 36	33
	GSMS_16-GS3	2.78% - 10/10/2049 - 246	234
	GSMS_17-GS7	3.20% - 08/10/2050 - 189	180
	GE HEALTHCARE HOLDING LLC	5.65% - 11/15/2027 - 380	386
	GENERAL DYNAMICS CORPORAT	3.75% - 05/15/2028 - 425	405
	GILEAD SCIENCES INC	1.20% - 10/01/2027 - 450	382
	GOLDMAN SACHS GROUP INC	4.48% - 08/23/2028 - 850	813
	GALC_21-1	0.34% - 08/15/2024 - 231	225
	GALC_21-2	0.67% - 07/15/2025 - 195	182
	HSBC HOLDINGS PLC	4.76% - 06/09/2028 - 450	426
	HPEFS_21-1A	0.32% - 03/20/2031 - 183	181
	HPEFS_21-2A	0.30% - 09/20/2028 - 14	14
	HAROT_20-3	0.46% - 04/19/2027 - 75	71
	HONEYWELL INTERNATIONAL I	4.95% - 02/15/2028 - 425	432
	HART_20-C	0.38% - 05/15/2025 - 102	100
	HART_22-A	2.22% - 10/15/2026 - 855	814
	HART_21-B	0.38% - 01/15/2026 - 990	947
	IBM CORP	1.70% - 05/15/2027 - 375	330
	JPMCC_16-JP2	2.71% - 08/15/2049 - 451	429
	JPMCC_13-C13	3.99% - 01/15/2046 - 760	751
	JPMCC_13-C13	3.41% - 01/15/2046 - 37	37
	JPMBB_13-C14	4.13% - 08/15/2046 - 219	217
	JPMCC_13-C16	3.67% - 12/15/2046 - 154	153
	JPMBB_14-C23	3.67% - 09/15/2047 - 189	182
	JPMBB_14-C23	3.93% - 09/15/2047 - 290	279
	JPMBB_14-C24	3.37% - 11/15/2047 - 575	552
	JPMBB_15-C28	3.04% - 10/15/2048 - 106	102
	JPMBB_15-C33	3.56% - 12/15/2048 - 154	149
	JPMBB_16-C1	3.58% - 03/17/2049 - 425	402

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	JPMBB_16-C1	3.32% - 03/15/2049 - 94	91
	JPMCC_16-JP4	3.47% - 12/15/2049 - 88	85
	JPMORGAN CHASE & CO	4.85% - 07/25/2028 - 1,075	1,050
	JPMCC_17-JP5	3.55% - 03/15/2050 - 627	598
	JDOT_20-B	0.51% - 11/15/2024 - 89	88
	JDOT_21-B	0.52% - 03/16/2026 - 320	303
	KINDER MORGAN INC	1.75% - 11/15/2026 - 425	375
	KCOT_20-2	0.59% - 10/15/2024 - 125	122
	KCOT_21-1A	0.62% - 08/15/2025 - 240	229
	L3HARRIS TECHNOLOGIES INC	3.85% - 12/15/2026 - 325	311
	LYB INTERNATIONAL FINANCE	1.25% - 10/01/2025 - 320	286
	LOEWS CORPORATION	3.75% - 04/01/2026 - 385	371
	LOWES COMPANIES INC	3.35% - 04/01/2027 - 400	376
	MAGALLANES INC	3.76% - 03/15/2027 - 425	384
	MBART_21-1	0.46% - 06/15/2026 - 340	323
	MERCK & CO INC	1.70% - 06/10/2027 - 400	355
	MET LIFE GLOB FUNDING I	4.40% - 06/30/2027 - 225	219
	MICROSOFT CORPORATION	2.88% - 02/06/2024 - 385	378
	MMAF_20-A	0.97% - 04/09/2027 - 340	315
	MONDELEZ INTERNATIONAL IN	2.63% - 03/17/2027 - 400	363
	MSBAM_14-C14	4.06% - 02/15/2047 - 282	277
	MSC_17-H1	3.09% - 06/15/2050 - 174	167
	MSC_17-H1	3.30% - 06/15/2050 - 157	150
	MORGAN STANLEY	6.30% - 10/18/2028 - 1,025	1,057
	MSBAM_14-C19	3.53% - 12/15/2047 - 575	549
	MSBAM_15-C25	3.38% - 10/15/2048 - 118	114
	MSBAM_15-C25	3.37% - 10/15/2048 - 155	147
	MSC_16-UBS9	3.59% - 03/15/2049 - 205	195
	MSBAM_17-C33	3.40% - 05/15/2050 - 393	377
	NEXTERA ENERGY CAPITAL HO	4.63% - 07/15/2027 - 375	370
	NFMOT_20-1A	1.55% - 02/18/2025 - 685	682
	NISOURCE INC	0.95% - 08/15/2025 - 425	383
	NAROT_20-A	1.38% - 12/16/2024 - 19	18
	NORTHROP GRUMMAN CORP	2.93% - 01/15/2025 - 350	336
	ONTARIO (PROVINCE OF)	2.30% - 06/15/2026 - 575	534
	ORACLE CORPORATION	2.95% - 05/15/2025 - 325	309
	OSCAR_22-1A	2.30% - 04/10/2026 - 505	477
	PNC FINANCIAL SERVICES GR	5.35% - 12/02/2028 - 550	554
	PPL CAPITAL FUNDING INC	3.10% - 05/15/2026 - 400	374
	PEPSICO INC	3.60% - 02/18/2028 - 350	336
	PFIZER INC	3.00% - 12/15/2026 - 390	370
	PFIZER INC	3.20% - 09/15/2023 - 90	89
	PHILLIPS 66	1.30% - 02/15/2026 - 400	358
	PRICOA GLOBAL FUNDING I	1.20% - 09/01/2026 - 190	167
	PRINCIPAL LIFE GLOBAL FUN	1.50% - 11/17/2026 - 180	157
	PROCTER & GAMBLE CO	1.90% - 02/01/2027 - 350	319
	RELX CAPITAL INC	3.50% - 03/16/2023 - 215	214
	ROYAL BANK OF CANADA	6.00% - 11/01/2027 - 550	573
	SCFET_22-1A	2.92% - 07/20/2029 - 100	94
	SCFET_20-1A	1.19% - 10/20/2027 - 113	110
	SDART_22-3	3.40% - 12/15/2026 - 270	265

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
	SDART_22-1	1.94% - 11/17/2025 - 200	197
	SDART_22-2	2.98% - 10/15/2026 - 250	244
	SRT_20-B	0.65% - 12/20/2024 - 30	29
	SRT_21-A	0.51% - 07/22/2024 - 670	653
	SHELL INTERNATIONAL FINAN	2.88% - 05/10/2026 - 450	424
	SIEMENS FINANCIERINGSMAAT	1.20% - 03/11/2026 - 350	311
	SOUTHERN CO	1.75% - 03/15/2028 - 450	379
	STATE STREET CORPORATION	2.20% - 02/07/2028 - 545	489
	T-MOBILE USA INC	4.75% - 02/01/2028 - 375	365
	TARGET CORPORATION	1.95% - 01/15/2027 - 450	409
	THOMSON REUTERS CORP	3.85% - 09/29/2024 - 30	29
	TORONTO-DOMINION BANK/THE	4.69% - 09/15/2027 - 525	519
	TAOT_22-A	1.23% - 06/15/2026 - 215	204
	TRUIST FINANCIAL CORP	4.12% - 06/06/2028 - 500	479
	UBSBB_13-C5	3.18% - 03/10/2046 - 3	3
	UBSCM_17-C1	3.26% - 06/15/2050 - 77	74
	UBSCM_17-C3	3.22% - 08/15/2050 - 646	613
	UNION PACIFIC CORPORATION	3.25% - 08/15/2025 - 275	265
	US BANCORP	4.55% - 07/22/2028 - 535	524
	TREASURY NOTE	2.25% - 11/15/2025 - 3,775	3,573
	TREASURY NOTE	0.38% - 09/30/2027 - 7,450	6,282
	RAYTHEON TECHNOLOGIES COR	3.95% - 08/16/2025 - 325	318
	UNITEDHEALTH GROUP INC	2.95% - 10/15/2027 - 465	431
	VERIZON COMMUNICATIONS IN	2.10% - 03/22/2028 - 425	369
	VZOT_20-A	1.85% - 07/22/2024 - 91	91
	VWALT_20-A	0.45% - 07/21/2025 - 535	529
	WFRBS_13-C14	3.34% - 06/15/2046 - 320	312
	VOYA FINANCIAL INC	3.65% - 06/15/2026 - 460	436
	WFRBS_13-C13	2.65% - 05/15/2045 - 7	7
	WFRBS_14-C21	3.68% - 08/15/2047 - 260	251
	WFRBS_14-C23	3.92% - 10/15/2057 - 255	247
	WEC ENERGY GROUP INC	5.15% - 10/01/2027 - 400	405
	WFCM_15-C26	2.91% - 02/15/2048 - 47	44
	WFCM_15-NXS1	3.15% - 05/15/2048 - 1,225	1,162
	WFCM_15-NXS1	2.93% - 05/15/2048 - 75	74
	WFCM_15-C29	3.40% - 06/15/2048 - 14	13
	WFCM_15-C31	3.49% - 11/15/2048 - 58	56
	WFCM_16-LC25	3.49% - 12/15/2059 - 270	261
	WELLS FARGO & COMPANY	4.81% - 07/25/2028 - 950	926
	WFCM_17-C40	2.50% - 10/15/2050 - 323	309
	WFCM_18-C45	4.15% - 06/15/2051 - 305	294
	WFCM_18-C46	4.09% - 08/15/2051 - 350	337
	WFCM_19-C53	2.04% - 10/15/2052 - 72	70
	WFRBS_13-C18	3.68% - 12/15/2046 - 148	146
	WILLIAMS COMPANIES INC	4.00% - 09/15/2025 - 80	78
	WILLIAMS COMPANIES INC	3.75% - 06/15/2027 - 390	368
	WOSAT_20-A	0.55% - 07/15/2025 - 47	47
	WOART_22-A	1.69% - 05/17/2027 - 940	891
	XCEL ENERGY INC	0.50% - 10/15/2023 - 300	289

**	Adjustment from fair value to contract value for GICs		8,278

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment including maturity date, rate of interest, par value ($)	Current Value
		Total fully benefit-responsive investment contracts	122,067

		Total investments	$1,442,102

	Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 9.50%
		Maturities through 2052	$21,838

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan
** All investments are stated at fair value as of December 31, 2022 with the exception of the fully benefit-responsive investment contracts, which are stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 21, 2023	/s/ Kimberly K. Bors
Kimberly K. Bors
Senior Vice President, Human Resources and Chairman of the Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Insero & Co. CPAs, LLP